Exhibit 99.1

Press Release, 6 August 2014

Interxion Reports Second Quarter 2014 Results

Revenue growth increases; bookings momentum continues

AMSTERDAM 6 August 2014 – Interxion Holding NV (NYSE: INXN), a leading European provider of cloud and carrier-neutral colocation data centre services, today announced its results for the three months ended 30 June 2014.

Financial Highlights

•	Revenue increased by 9% to €83.6 million (Q2 2013: €76.5 million).

•	Adjusted EBITDA increased by 10% to €35.9 million (Q2 2013: €32.7 million).

•	Adjusted EBITDA margin increased to 42.9% (Q2 2013: 42.8%).

•	Net profit increased by 26% to €8.3 million (Q2 2013: €6.6 million).

•	Capital expenditure, including intangible assets, was €54.4 million.

•	In the quarter Interxion issued €150.0 million of 6.00% Senior Secured Notes due 2020 at 106.75.

•	We are increasing our capital expenditure guidance for the full year to €200 million - €230 million.

Operating Highlights

•	New data centre opened in Frankfurt and expansion in Amsterdam.

•	Equipped Space increased by 3,100 square metres to 86,000 square metres.

•	Revenue Generating Space increased by 2,900 square metres to 64,300 square metres.

•	Utilisation Rate at the end of the quarter was 75%.

•	Signed an agreement to purchase a data centre in Marseille, France.

“Interxion delivered another quarter of solid operating and financial results, with strong bookings, increasing revenue growth, stable recurring ARPU, and significant additions to both equipped space and revenue generating space,” said Interxion Chief Executive Officer, David Ruberg. “We are optimistic in market trends, and based on our order backlog, we are confident in our execution.”

Press Release, 6 August 2014

Quarterly Review

Revenue in the second quarter of 2014 was €83.6 million, a 9% increase over the second quarter of 2013 and a 4% increase over the first quarter of 2014. Recurring revenue was €78.7 million, a 9% increase over the second quarter of 2013 and a 4% increase over the first quarter of 2014.

Cost of sales in the second quarter of 2014 was €34.0 million, a 9% increase over the second quarter of 2013 and a 4% increase over the first quarter of 2014.

Gross profit was €49.6 million in the second quarter of 2014, a 10% increase over the second quarter of 2013 and a 3% increase over the first quarter of 2014. Gross profit margin in the second quarter of 2014 was 59.4%, compared with 59.1% in the second quarter of 2013 and 59.6% in the first quarter of 2014.

Sales and marketing costs in the second quarter of 2014 were €6.2 million, a 13% increase over the second quarter of 2013 and a 6% increase from the first quarter of 2014.

General and administrative costs1 in the second quarter of 2014 were €7.6 million, an 8% increase compared with the second quarter of 2013 and a 1% decrease over the first quarter of 2014. Depreciation and amortisation in the second quarter of 2014 was €14.9 million, a slight decrease compared with the second quarter of 2013 and a 6% increase over the first quarter of 2014.

Net financing costs in the second quarter of 2014 were €7.5 million, a 2% increase compared with the second quarter of 2013 and a 39% increase over the first quarter of 2014. During the second quarter of 2014, Interxion issued €150 million of 6.00% Senior Secured Notes due 2020 at 106.75.

[1]	Excluding depreciation, amortisation, impairments, increase/(decrease) in provision for onerous lease contracts, and share-based payments.

Press Release, 6 August 2014

Income tax expense was €3.9 million in the second quarter of 2014, a 25% increase over the second quarter of 2013 and a 7% decrease from the first quarter of 2014. The underlying effective tax rate for the quarter was 32% compared with 32% in the same period last year.

Net profit was €8.3 million in the second quarter of 2014, a 26% increase over the second quarter 2013 and a 20% decrease over the first quarter of 2014. Earnings per share were €0.12 on a weighted average of 69.8 million diluted shares in the second quarter of 2014. This result compares with earnings per share of €0.10 on a weighted average of 69.4 million diluted shares in the second quarter of 2013, and earnings per share of €0.15 on a weighted average of 69.6 million diluted shares in the first quarter of 2014. Adjusted diluted earnings per share2 for the second quarter of 2014 were €0.11, compared with €0.09 for the second quarter of 2013 and €0.14 for the first quarter of 2014.

Adjusted EBITDA in the second quarter of 2014 was €35.9 million, a 10% increase over the second quarter of 2013 and a 4% increase over the first quarter of 2014. Adjusted EBITDA margin was 42.9%, compared with 42.8% in the second quarter of 2013 and 42.9% in the first quarter of 2014.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €26.9 million in the second quarter of 2014, a 12% increase over the second quarter of 2013 and a 21% decrease over the first quarter of 2014. Capital expenditure, including intangible assets, was €54.4 million in the second quarter of 2014, compared with €28.8 million in the second quarter of 2013 and €57.0 million in the first quarter of 2014.

Cash and cash equivalents were €151.9 million at 30 June 2014, up from €45.7 million at year-end 2013, principally due to the Company adding a further €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020, issued at 106.75 and resulting in net cash proceeds of €157.9 million, net of estimated offering

[2]

Diluted earnings per share adjusted for the impact of the refinancing charges, deferred tax adjustments, Dutch crisis tax, adjustments to onerous leases, capitalised interest, and the related corporate income tax effect.

Press Release, 6 August 2014

fees and expenses of €2.3 million. Total borrowings, net of deferred revolving facility financing fees, were €529.6 million at the end of the second quarter of 2014, compared with €362.7 million at the end of 2013. During the quarter the Company terminated its €100 million interim senior secured facility, which it entered into on 14 April 2014, and repaid the €30.0 million balance on its revolving credit facility.

Equipped Space at the end of the second quarter of 2014 was 86,000 square metres, compared with 78,900 square metres at the end of the second quarter of 2013 and 82,900 square metres at the end of the first quarter of 2014.

•	AMS7 (Amsterdam): Phase 2 (1,000 square metres) became operational in 2Q 2014; phase 3 (1,300 square metres) is scheduled for 4Q 2014; phase 4 (1,300 square metres) is scheduled for 1Q 2015; phases 5 and 6 (1,300 square metres each) are scheduled for 2Q 2015.

•	FRA8 (Frankfurt): Phases 1 and 2 (900 square metres each) became operational in the second quarter of 2014; phases 3 and 4 (900 square metres each) are scheduled for 1Q 2015.

•	MRS1 (Marseille): Phases 1 and 2 (500 square metres each) are scheduled for 4Q 2014 and 1Q 2015, respectively.

•	STO3 (Stockholm): 900 square metres are scheduled to open in 4Q 2014.

•	VIE2 (Vienna): Phase 1 (600 square metres) is scheduled to be operational in 4Q 2014; phase 2 is scheduled to open 300 square metres in 1Q 2015 and the remaining 300 square metres in 2Q 2015.

Revenue Generating Space at the end of the second quarter of 2014 was 64,300 square metres, compared with 58,200 square metres at the end of the second quarter of 2013 and 61,400 square metres at the end of the first quarter of 2014. Utilisation Rate, the ratio of Revenue Generating Space to Equipped Space, was 75% at the end of the second quarter of 2014, compared with 74% at the end of the second quarter of 2013 and 74% at the end of the first quarter of 2014.

As recently announced, the Company signed an agreement with Société Française du Radiotéléphone – SFR SA (“SFR”) to purchase their data centre facilities in Marseille, France. The transaction is scheduled to close in the third quarter of 2014. The company has increased its 2014 capex expenditure guidance to accommodate this transaction.

Press Release, 6 August 2014

Business Outlook

Interxion today reaffirmed its Revenue and Adjusted EBITDA guidance and increased its capital expenditure guidance for 2014:

Revenue	€334 million - €344 million
Adjusted EBITDA	€145 million - €152 million
Capital expenditure (including intangibles)	€200 million - €230 million

Conference Call to Discuss Results

The Company will host a conference call today at 8:30am EDT (1:30pm BST and 2:30pm CET) to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is 72033118. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 12 August 2014. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 72033118.

Press Release, 6 August 2014

Forward-looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving facility and €475 million 6.00% Senior Secured Notes due 2020. Other companies, however, may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

A reconciliation from Net profit to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated income statement included elsewhere in this press release.

Adjusted diluted earnings per share amounts are determined on Adjusted Net Profit. We define Adjusted Net Profit as net profit/loss excluding the impact of the refinancing charges, deferred tax adjustments, Dutch crisis tax, adjustments to onerous leases, capitalised interest, and the related corporate income tax effect. A reconciliation from reported Net Profit to Adjusted Net Profit is included elsewhere in this press release.

Press Release, 6 August 2014

Interxion does not provide forward-looking estimates of Net profit, Operating profit, depreciation, amortisation, and impairments, share-based payments, or increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites, which it uses to reconcile to Adjusted EBITDA. The Company is, therefore, unable to provide forward-looking reconciling information for Adjusted EBITDA.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of cloud and carrier-neutral colocation data centre services in Europe, serving a wide range of customers through 37 data centres in 11 European countries. Interxion’s data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 500 connectivity providers and 20 European Internet exchanges across its footprint, Interxion has created cloud, content, finance and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 6 August 2014

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENT

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	30 Jun	30 Jun	30 Jun	30 Jun
	2014	2013	2014	2013
Revenue	83,646	76,527	164,256	150,906
Cost of sales	(33,998)	(31,294)	(66,576)	(60,909)

Gross profit	49,648	45,233	97,680	89,997
Other income	50	70	110	193
Sales and marketing costs	(6,215)	(5,492)	(12,095)	(10,987)
General and administrative costs	(23,757)	(22,751)	(45,988)	(45,367)

Operating profit	19,726	17,060	39,707	33,836
Net finance expense	(7,488)	(7,330)	(12,889)	(13,781)

Profit before taxation	12,238	9,730	26,818	20,055
Income tax expense	(3,916)	(3,130)	(8,137)	(6,485)

Net profit	8,322	6,600	18,681	13,570

Basic earnings per share: (€)	0.12	0.10	0.27	0.20
Diluted earnings per share: (€)	0.12	0.10	0.27	0.20

Number of shares outstanding at the end of the period (shares in thousands)	69,029	68,667	69,029	68,667
Weighted average number of shares for Basic EPS (shares in thousands)	68,962	68,533	68,917	68,380
Weighted average number of shares for Diluted EPS (shares in thousands)	69,773	69,375	69,708	69,224

	As at
	30 Jun	30 Jun
Capacity metrics	2014	2013
Equipped space (in square meters)	86,000	78,900
Revenue generating space (in square meters)	64,300	58,200
Utilisation rate	75%	74%

Press Release, 6 August 2014

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	30 Jun	30 Jun	30 Jun	30 Jun
	2014	2013	2014	2013
Consolidated

Recurring revenue	78,732	72,194	154,603	143,150
Non-recurring revenue	4,914	4,333	9,653	7,756

Revenue	83,646	76,527	164,256	150,906

Adjusted EBITDA	35,866	32,731	70,411	64,404

Gross margin	59.4%	59.1%	59.5%	59.6%

Adjusted EBITDA margin	42.9%	42.8%	42.9%	42.7%

Total assets	1,105,515	838,198	1,105,515	838,198
Total liabilities	693,538	447,890	693,538	447,890
Capital expenditure, including intangible assets (i)	(54,410)	(28,779)	(111,415)	(61,568)

France, Germany, the Netherlands, and the UK

Recurring revenue	49,339	45,187	96,979	89,635
Non-recurring revenue	2,871	3,064	6,003	5,202

Revenue	52,210	48,251	102,982	94,837

Adjusted EBITDA	27,888	26,037	55,182	51,204

Gross margin	61.2%	62.1%	61.5%	62.6%

Adjusted EBITDA margin	53.4%	54.0%	53.6%	54.0%

Total assets	701,196	567,593	701,196	567,593
Total liabilities	144,040	131,080	144,040	131,080
Capital expenditure, including intangible assets (i)	(35,581)	(21,028)	(79,173)	(41,721)

Rest of Europe

Recurring revenue	29,393	27,007	57,624	53,515
Non-recurring revenue	2,043	1,269	3,650	2,554

Revenue	31,436	28,276	61,274	56,069

Adjusted EBITDA	16,633	14,727	32,431	29,191

Gross margin	62.3%	61.4%	62.2%	61.4%

Adjusted EBITDA margin	52.9%	52.1%	52.9%	52.1%

Total assets	248,112	203,229	248,112	203,229
Total liabilities	50,891	39,935	50,891	39,935
Capital expenditure, including intangible assets (i)	(17,269)	(7,305)	(29,952)	(18,554)

Corporate and other

Adjusted EBITDA	(8,655)	(8,033)	(17,202)	(15,991)

Total assets	156,207	67,376	156,207	67,376
Total liabilities	498,607	276,875	498,607	276,875
Capital expenditure, including intangible assets (i)	(1,560)	(446)	(2,290)	(1,293)

(i)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 6 August 2014

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED EBITDA RECONCILIATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	30 Jun	30 Jun	30 Jun	30 Jun
	2014	2013	2014	2013
Reconciliation to Adjusted EBITDA

Consolidated

Net profit	8,322	6,600	18,681	13,570
Income tax expense	3,916	3,130	8,137	6,485

Profit before taxation	12,238	9,730	26,818	20,055
Net finance expense	7,488	7,330	12,889	13,781

Operating profit	19,726	17,060	39,707	33,836
Depreciation, amortisation and impairments	14,864	14,916	28,845	28,927

EBITDA	34,590	31,976	68,552	62,763
Share-based payments	2,131	825	2,774	1,834
Increase/(decrease) in provision for onerous lease contracts	(805)	—	(805)	—
Income from sub-leases on unused data center sites	(50)	(70)	(110)	(193)

Adjusted EBITDA	35,866	32,731	70,411	64,404

France, Germany, the Netherlands, and the UK

Operating profit	18,748	16,314	37,032	32,226
Depreciation, amortisation and impairments	9,521	9,784	18,440	18,907

EBITDA	28,269	26,098	55,472	51,133
Share-based payments	474	9	625	264
Increase/(decrease) in provision for onerous lease contracts	(805)	—	(805)	—
Income from sub-leases on unused data center sites	(50)	(70)	(110)	(193)

Adjusted EBITDA	27,888	26,037	55,182	51,204

Rest of Europe

Operating profit	11,833	10,242	23,301	20,417
Depreciation, amortisation and impairments	4,496	4,411	8,776	8,594

EBITDA	16,329	14,653	32,077	29,011
Share-based payments	304	74	354	180

Adjusted EBITDA	16,633	14,727	32,431	29,191

Corporate and Other

Operating profit/(loss)	(10,855)	(9,496)	(20,626)	(18,807)
Depreciation, amortisation and impairments	847	721	1,629	1,426

EBITDA	(10,008)	(8,775)	(18,997)	(17,381)
Share-based payments	1,353	742	1,795	1,390

Adjusted EBITDA	(8,655)	(8,033)	(17,202)	(15,991)

Press Release, 6 August 2014

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	30 Jun	31 Dec
	2014	2013
Non-current assets
Property, plant and equipment	789,363	698,748
Intangible assets	18,229	17,878
Deferred tax assets	32,092	34,446
Financial assets	774	774
Other non-current assets	5,278	16,536

	845,736	768,382
Current assets
Trade and other current assets	107,899	96,703
Cash and cash equivalents	151,880	45,690

	259,779	142,393

Total assets	1,105,515	910,775

Shareholders’ equity
Share capital	6,903	6,887
Share premium	489,238	485,347
Foreign currency translation reserve	8,429	6,757
Hedging reserve, net of tax	(125)	60
Accumulated deficit	(92,468)	(111,149)

	411,977	387,902
Non-current liabilities
Trade payables and other liabilities	11,537	11,537
Deferred tax liabilities	5,722	4,147
Provision for onerous lease contracts	3,149	4,855
Borrowings	528,390	362,209

	548,798	382,748
Current liabilities
Trade payables and other liabilities	134,488	132,093
Income tax liabilities	4,481	2,229
Provision for onerous lease contracts	3,402	4,020
Borrowings	2,369	1,783

	144,740	140,125

Total liabilities	693,538	522,873

Total liabilities and shareholders’ equity	1,105,515	910,775

Press Release, 6 August 2014

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	30 Jun	31 Dec
	2014	2013
Borrowings net of cash and cash equivalents

Cash and cash equivalents (ii)	151,880	45,690

6.00% Senior Secured Notes due 2020 (iii)	475,811	317,610
Mortgages	32,756	24,257
Financial leases	20,587	20,520
Other borrowings	1,605	1,605

Borrowings excluding Revolving Facility deferred financing costs	530,759	363,992

Revolving Facility deferred financing costs (iv)	(1,137)	(1,258)

Total borrowings	529,622	362,734

Borrowings net of cash and cash equivalents	377,742	317,044

(ii)	Cash and cash equivalents include €4.2 million as of 30 June 2014 and €4.1 million as of 31 December 2013, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(iii)	€475 million 6.00% Senior Secured Notes due 2020 include a premium on the additional issuance and are shown after deducting underwriting discounts and commissions, offering fees and expenses. On 29 April 2014, the Company completed the issuance of €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (the “Additional Notes”).
(iv)	Deferred financing costs of €1.1 million as of 30 June 2014 were incurred in connection with the €100 million revolving facility.

Press Release, 6 August 2014

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	30 Jun	30 Jun	30 Jun	30 Jun
	2014	2013	2014	2013
Profit for the period	8,322	6,600	18,681	13,570
Depreciation, amortisation and impairments	14,864	14,916	28,845	28,927
Provision for onerous lease contracts	(1,635)	(805)	(2,454)	(1,631)
Share-based payments	2,131	825	2,774	1,834
Net finance expense	7,488	7,330	12,889	13,781
Income tax expense	3,916	3,130	8,137	6,485

	35,086	31,996	68,872	62,966
Movements in trade and other current assets	(10,429)	(2,017)	(11,229)	(8,804)
Movements in trade and other liabilities	2,289	(5,882)	3,595	(6,470)

Cash generated from operations	26,946	24,097	61,238	47,692
Interest and fees paid (v)	(1,235)	(1,140)	(12,061)	(11,171)
Interest received	57	2	124	287
Income tax paid	(1,843)	(1,634)	(2,201)	(2,070)

Net cash flows from operating activities	23,925	21,325	47,100	34,738
Cash flows from investing activities
Purchase of property, plant and equipment	(53,634)	(28,553)	(110,025)	(59,473)
Purchase of intangible assets	(776)	(226)	(1,390)	(2,095)

Net cash flows from investing activities	(54,410)	(28,779)	(111,415)	(61,568)
Cash flows from financing activities
Proceeds from exercised options	1,146	1,132	1,402	2,743
Proceeds from mortgages	9,185	5,703	9,185	15,324
Repayment of mortgages	(567)	—	(734)	—
Proceeds Revolving Facility	—	—	30,000	—
Repayments Revolving Facility	(30,000)	—	(30,000)	—
Proceeds 6.00% Senior Secured Notes due 2020	158,382	—	158,382	—
Interest received at issue of Additional Notes	2,600	—	2,600	—
Transaction costs related to Senior Secured Facility	(371)	—	(371)	—
Repayment of other borrowings	(12)	(12)	(23)	(25)

Net cash flows from financing activities	140,363	6,823	170,441	18,042
Effect of exchange rate changes on cash	63	(52)	64	(61)

Net movement in cash and cash equivalents	109,941	(683)	106,190	(8,849)
Cash and cash equivalents, beginning of period	41,939	60,526	45,690	68,692

Cash and cash equivalents, end of period	151,880	59,843	151,880	59,843

(v)	Interest paid is reported net of cash interest capitalized, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 6 August 2014

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED NET PROFIT RECONCILIATION

(in € millions — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	30 Jun	30 Jun	30 Jun	30 Jun
	2014	2013	2014	2013
Net profit - as reported	8.3	6.6	18.7	13.6

Add back
+ Refinancing charges	0.6	—	0.6	—

	0.6	—	0.6	—
Reverse
- Adjustments to onerous lease	(0.8)	—	(0.8)	—
- Interest capitalised	(0.8)	(0.3)	(1.6)	(1.0)

	(1.6)	(0.3)	(2.4)	(1.0)
Tax effect of above add backs & reversals	0.3	0.1	0.5	0.3

Adjusted Net profit	7.6	6.4	17.4	12.9

Reported Basic EPS: (€)	0.12	0.10	0.27	0.20
Reported Diluted EPS: (€)	0.12	0.10	0.27	0.20

Adjusted Basic EPS: (€)	0.11	0.09	0.25	0.19
Adjusted Diluted EPS: (€)	0.11	0.09	0.25	0.19

Press Release, 6 August 2014

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 6 August 2014

with Target Open Dates in 2014 & 2015

			Equipped
		CAPEX (a, b)	Space (a)
Market	Project	(€million)	(sqm)	Target Opening Dates
Amsterdam	AMS 7: Phases 1 - 6 New Build	115	7,300	1Q 2014 - 1H 2015 (c)

Brussels	BRU 1: Phase 5 Expansion	2	300	1Q 2014 (opened)

Frankfurt	FRA 8: Phases 1 - 4 New Build	67	3,600	2Q 2014 - 1H 2015 (d)

Frankfurt	FRA 9: New Build	13	800	1Q 2014 (opened)

London	LON 1: Expansion	1	100	2Q 2014 (opened)

Marseille	MRS 1: Phases 1 - 2	20	1,000	4Q 2014 - 1Q2015 (e)

Stockholm	STO 2: Phase 2 Expansion	6	500	1Q 2014 (opened)

Stockholm	STO 3: New Build	12	900	4Q 2014

Vienna	VIE 2: Phases 1 - 2 New Build	25	1,200	4Q 2014 - 1H 2015 (f)

Zurich	ZUR 1: Expansion	1	100	2Q 2014 (opened)

Total		€262	16,000

(a)	CAPEX and Equipped Space are approximate and may change. Figures are rounded to nearest 100 sqm unless otherwise noted.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	Phase 1 (1,100 square metres) became operational in 1Q 2014; phase 2 (1,000 square metres) became operational in 2Q 2014; phase 3 (1,300 square metres) is scheduled for 4Q 2014; phase 4 (1,300 square metres) is scheduled for 1Q 2015; phases 5 and 6 (1,300 square metres each) are scheduled for 2Q 2015.
(d)	Phases 1 and 2 (900 square metres each) became operational in the second quarter of 2014; phases 3 and 4 (900 square metres each) are scheduled for 1Q 2015.
(e)	Phases 1 and 2 (500 square metres each) are scheduled for 4Q 2014 and 1Q 2015, respectively. Marseille costs include the purchase of land buildings, and data centre equipment.
(f)	Phase 1 (600 square metres) is scheduled to be operational in 4Q 2014; phase 2 is scheduled to open 300 square metres in 1Q 2015 and the remaining 300 square metres in 2Q 2015.